Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Sprint Nextel Corporation:

We consent to the use of our report dated February 28, 2013, with respect to the consolidated balance sheets of Sprint Nextel Corporation and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive loss, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated February 28, 2013, refers to the adoption of accounting guidance regarding the presentation of the consolidated statement of comprehensive loss in 2011 and testing indefinite-lived intangible assets for impairment in 2012.

/s/ KPMG LLP

Kansas City, Missouri

April 12, 2013